ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

August 28, 2020

Via Edgar

Ms. Beverly Singleton

Ms. Melissa Raminpour

Ms. Erin Punell

Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ComSovereign Holding Corp.
Registration Statement on Form S-1
Originally Submitted on July 10, 2020
CIK No. 0001178727

Ladies and Gentlemen:

On behalf of our client, ComSovereign Holding Corp., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the draft Registration Statement on Form S-1 that was initially submitted to the Securities and Exchange Commission (the “Commission”) on a confidential basis pursuant to the Division of Corporate Finance procedures for draft registration statement processing announced on June 29, 2017

The Registration Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated August 5, 2020 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

Securities and Exchange Commission

August 28, 2020

The Company has asked us to convey the following responses to the Staff:

Confidential Draft Registration Statement on Form S-1

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications to investors in reliance on Section 5(d) of the Securities Act as of the date hereof. The Company will supplementally provide to the Staff under separate cover all written communications that the Company or anyone authorized to act on the Company’s behalf may present to potential investors in reliance on Section 5(d) of the Securities Act in the future.

Prospectus Summary

Our Company, page 1

2.	We note that you define the ComSovereign Acquisition on page F-8. Please revise to also include this information in this section, indicating which entities were acquired by the COMSovereign Group prior to the acquisition.

Response:	The Registration Statement has been revised in response to the Staff’s comment to add the requested disclosure. Please see page 2 of the Registration Statement.

Selected Financial Information, page 6

3.	Refer to the pro forma as adjusted balance sheet information. Please expand footnote (1) to disclose the amount of any net proceeds that will be used to repay outstanding debt and how the amount is reflected in the pro forma as adjusted column. Reference is made to the tabular presentations under Use of Proceeds on page 29 where you indicate you will use net proceeds to repay outstanding indebtedness.

Response:	The Registration Statement has been revised in response to the Staff’s comment to add the requested disclosure. Please see page 6 of the Registration Statement.

Risk Factors

We may not generate sufficient cash flows, page 8

4.	Noting your recurring net losses, please revise to state for how long your current working capital will cover your expenses. State whether and to what extent this offering will meet your needs for working capital. Also, we note that a portion of the proceeds from this offering will be used for the repayment of debt. Describe how this intended repayment will effect your interest expense going forward and results of operations.

Securities and Exchange Commission

August 28, 2020

Response:	The Registration Statement has been revised in response to the Staff’s comment to add the requested disclosure. Please see page 8 of the Registration Statement.

Capitalization, page 31

5.	Please expand the stockholders’ equity section of the table to include all individual line items as shown in the equity section of the consolidated balance sheet on page F-3. In addition, please revise the current liabilities section of the Capitalization table to instead present the individual line item amounts pertaining to short and long-term debt from page F-3, such as the line of credit, notes payable - related party, current portion of long-term debt, net of unamortized discounts and debt issuance costs, and any other debt. Also, the total capitalization line item should be the aggregate of your total short and long-term debt plus total stockholders’ equity. Please advise or revise accordingly.

Response:	The Registration Statement has been revised in response to the Staff’s comment to add the requested disclosure and to revise the disclosure as requested. Please see page 31 of the Registration Statement.

Dilution, page 32

6.	Refer to the second paragraph of your discussion of net tangible book value as of December 31, 2019. It is unclear as to your calculation of $93,718,214 or $0.73 per share of common stock. In this regard, the net tangible book value and related per share should be calculated based on total assets, excluding the amount of intangible assets and goodwill, to arrive at net tangible assets and then deducting the total liabilities. We instead recompute a net tangible book value deficit of $(4,716,900) or $(0.04) per common share at December 31, 2019. In the next amendment, if updated with interim financial statements, your computation should be based on the most recent balance sheet date. Please revise or advise.

Response:	The Registration Statement has been revised in response to the Staff’s comment to update to June 30, 2020 the disclosure under the caption “Dilution” and to recalculate the net tangible book value and net tangible book value per share as requested. Please see page 32 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Line of Credit and Debt Agreements

Secured Notes Payable, page 39

7.	We note your disclosure on page 40 that you entered into a $600,000 secured business loan bearing interest at 81.74% per annum. Please revise your disclosure to provide more information regarding this loan, including the counterparty and the reason for the loan at that particular interest rate.

Securities and Exchange Commission

August 28, 2020

Response:	The Company entered into the $600,000 secured loan on the date stated as it had an immediate need for cash for the payment of overdue payroll, accounts payable and notes payable. At the time the Company accepted the terms of that loan transaction, the Company had a commitment for an additional investment the following week, which the Company intended to use to repay the $600,000 loan. The commitment for investment the following week was never consummated and the Company has continued to make payments on the $600,000 loan pursuant to the terms thereof on a timely basis.

The Registration Statement has been revised in response to the Staff’s comment to identify the lender and disclose the uses of the loan proceeds. As the Company does not intend to borrow funds on terms similar to those of the $600,000 secured loan following the consummation of the offering contemplated by the Registration Statement, the Company does not believe the circumstances under which the Company entered into that particular loan transaction are material to investors or would require disclosure in the prospectus. Please see the additional disclosure on page 42 of the Registration Statement.

Business

Our Industry

The Challenges of Connectedness, page 49

8.	We note your disclosure that you are providing economical solutions and infrastructure building blocks to lower-income geographic areas around the world. We note also that you state on page 15 that approximately 15% of your revenues were derived from sales outside of the United States and your disclosure on page 35 that 34% of your sales were to customers located outside of the United States, primarily in Saudi Arabia and Canada. Please revise your disclosure to describe your international business in more detail, including your focus on lower-income geographic areas.

Response:	The Registration Statement has been revised in response to the Staff’s comment to add disclosure regarding the Company’s plans for selling its products outside the United States as requested. Please see pages 15 and 52 of the Registration Statement.

Certain Relationships and Related Transactions

Related Party Transactions, page 80

9.	Please provide the approximate dollar value of the amount involved in the Global Security Innovative Strategies transaction.

Response:	The Registration Statement has been revised in response to the Staff’s comment to add the requested disclosure. Please see page 84 of the Registration Statement.

Securities and Exchange Commission

August 28, 2020

Consolidated Statement of Stockholders’ Equity, page F-6

10.	Refer to your narrative discussions of the Acquisition of ComSovereign Corp. and the Corporate History of ComSovereign beginning on page F-8. Please confirm to us that the capital structure of your Company as of December 31, 2019, as shown in the statement of shareholders’ equity, subsequently represents the legal capital structure of the legal acquiror, Drone Aviation Holding Corp., which also changed its corporate name on December 10, 2019 to ComSovereign Holding Corp. We do note your disclosure on page F-8 that for each share of ComSovereign common stock, the stockholder (presumably the former stockholders of ComSovereign) received 1.8902 shares of the Company’s (presumably, Drone Aviation Holding Corp.’s) common stock. Further, please explain to us how you arrived at the 44,739,551 and 33,326,243 common share issuances shown on page F-6.

Response:	On behalf of the Company, we hereby confirm that the capital structure of the Company as of December 31, 2019, as shown on the statement of shareholders’ equity in the Company’s audited financial statements, represents the capital structure of the legal acquirer, which was formerly known as Drone Aviation Holding Corp. and is now known as ComSovereign Holding Corp.

The 44,739,551 shares reflected on page F-6 represents the incremental number of shares issued to the ComSovereign Corp. stockholders beyond the one-to-one ratio (0.890154224 times the 50,260,449 shares of common stock of ComSovereign Corp. outstanding pre-merger equals 44,739,551 shares). The 33,326,243 shares represents the number of Drone Aviation Holding Corp. shares outstanding pre-merger. The sum of 50,260,449 and 44,739,551 shares is 95,000,000 shares, which represents the aggregate number of shares of common stock issued in the merger and required to reflect the total post-merger number of outstanding shares of common stock at December 31, 2019 (128,326,243).

* * *

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of the Registration Statement as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel L. Hodges
ComSovereign Holding Corp.